As filed with the Securities and Exchange Commission April 27, 1998


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                           CHRISTIANA COMPANIES, INC.
                              (Name of the Issuer)

                                    C2, INC.
                                SHELDON B. LUBAR
                      (Name of Person(s) Filing Statement)

                          COMMON SHARES $1.00 PAR VALUE
                         (Title of Class of Securities)
                       CUSIP Number of Class of Securities

                               William T. Donovan
                                    Chairman
                                    C2, Inc.
                       700 North Water Street, Suite 1200
                           Milwaukee, Wisconsin 53202
                                 (414) 291-9000
                            Facsimile: (414) 291-9061

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:
                                 Marc J. Marotta
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin  53202
                                 (414) 271-2400


   This statement is filed in connection with (check the appropriate box):

   A. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
   B. [X] The filing of a registration statement under the Securities Act of 1933.
   C.   [_]  A tender offer.
   D.   [_]  None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:[_]

                         CALCULATION OF REGISTRATION FEE

        Transaction Valuation                        Amount of Filing Fee
           $186,645,571(1)                                $37,330(1)

   (1) Determined pursuant to Rule 0-11(b)(2) of the Securities Exchange Act of 1934.
   [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

   Amount Previously Paid:       $38,240
   Form or Registration No.:     Schedule 14A (File No. 1-3846)
   Filing Party:                 EVI, Inc. and Christiana Companies, Inc.
   Date Filed:                   February 19, 1998

                                  INTRODUCTION

             This Schedule 13E-3 relates to the proposed merger (the "Merger") of Christiana Acquisition, Inc. a Wisconsin corporation ("Sub") and wholly-owned subsidiary of EVI, Inc., a Delaware corporation ("EVI") with and into Christiana Companies, Inc., a Wisconsin corporation (the "Company"), pursuant to which each share of Common Stock, without par value (collectively, the "Shares"), of the Company will be converted into the right to receive (i) approximately 0.74913 shares of EVI Common Stock, $1.00 par value ("EVI Shares"); (ii) cash of approximately $3.50 (the "Cash Consideration"); and (iii) a contingent cash payment of approximately $1.92, which is payable no earlier than five years after the effective date of the Merger to the extent such funds are not required to satisfy contingent claims against the Company and various indemnity obligations.

             As part of the Merger, the Company will sell two-thirds of its interest in Total Logistic Control, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company ("Logistic") to C2, Inc., a newly-formed Wisconsin corporation currently controlled by Sheldon
   B. Lubar ("C2") for $10.67 million (the "Logistic Sale"). Consummation of the Merger (including the Logistic Sale) is subject to a number of conditions, including approval by the shareholders of EVI and the Company.

             Pursuant to a separate prospectus being provided to Company shareholders, C2 is offering each Company shareholder the ability to purchase one share of C2 common stock ("C2 Stock") for $4.00 per share for each share of Christiana held immediately prior to the Merger, with the objective of raising $20.8 million, $10.67 million of which will be utilized to fund the acquisition of the two-thirds ownership in Logistic by C2. Christiana shareholders may purchase additional shares of C2 subject to availability.

             The information required to be disclosed to the Company's shareholders by Schedule 13E-3 is contained in (i) the Schedule 14A filed by EVI and the Company with the Securities and Exchange Commission (the "Commission") on February 19 1998 (File No. 1-3846) and as amended by Amendment No. 1 filed on April 6, 1998 and Amendment No. 2 filed on April 27, 1998, which includes, as a part thereof, the Joint Proxy Statement for EVI and the Company and a Prospectus relating to the EVI Shares (the "Schedule 14A") and (ii) the Form S-1 Registration Statement of C2, Inc. filed with the Commission on February 10, 1998 (Registration No. 333-46027) as amended by Amendment No. 1 filed on March 23, 1998 and Amendment No. 2 filed on April 22, 1998, which includes, as a part thereof, the Prospectus relating to the sale of C2 Stock (the "C2 Registration Statement"). The following is a cross-reference sheet showing the location in the Schedule 14A and the C2 Registration Statement of the information required by Schedule 13E-3.

                              CROSS-REFERENCE SHEET



                                         Unless otherwise specified, all
                                        references are to sections of the
                                     Schedule 14A or to the C2 Registration
                                     Statement (as indicated by footnote) or
            Schedule 13E-3           to Exhibits to this statement which are
        Item Number and Caption             incorporated by reference

    Item 1.   Issuer and Class of
              Security Subject to
              the Transaction.

         (a)  . . . . . . . . . .   COVER PAGE TO JOINT PROXY STATEMENT
                                    PROSPECTUS(a); INCORPORATION OF CERTAIN
                                    DOCUMENTS BY REFERENCE(a); SUMMARY.(a)

         (b)  . . . . . . . . . .   GENERAL INFORMATION ABOUT THE MEETINGS
                                    - Record Date and Outstanding
                                    Shares.(a)

         (c)-(d)  . . . . . . . .   SUMMARY - Price Range of Common
                                    Stock(a); PRICE RANGE OF COMMON STOCK
                                    AND DIVIDEND POLICY(a).

         (e)  . . . . . . . . . .   SUMMARY - Ancillary Transactions(a);
                                    COVER PAGE OF C2 PROSPECTUS(b);
                                    SUMMARY(b); THE OFFERING(b).

         (f)  . . . . . . . . . .   Since the commencement of the Company's
                                    second full fiscal year preceding the
                                    date of this Schedule (i) the Company
                                    has not purchased any of its own
                                    securities and (ii) Sheldon B. Lubar
                                    purchased 2,500 shares of Company
                                    Common Stock on September 9, 1996 for
                                    $21.350 per share and 2,000 shares of
                                    Company Common Stock on September 19,
                                    1996 for $22.250 per share.  Sheldon B.
                                    Lubar is the sole shareholder of C2.
                                    Mr.Lubar acquired his 25 shares of C2
                                    on December 11, 1997 for $4.00 per
                                    share.

    Item 2.   Identity and
              Background.

         (a)-(d); (g) . . . . . .   PROSPECTUS SUMMARY(b); MANAGEMENT(b);
                                    STOCK OWNERSHIP AND CERTAIN BENEFICIAL
                                    OWNERS - Christiana(a).  Sheldon B.
                                    Lubar is a United States citizen.

         (e)-(f)  . . . . . . . .   During the last five years, neither C2
                                    nor any person controlling C2, nor, to
                                    the best knowledge of C2, any of the
                                    directors or executive officers of C2
                                    including, without limitation, Sheldon
                                    B. Lubar, has (i) been convicted in a
                                    criminal proceeding (excluding traffic
                                    violations or similar misdemeanors); or
                                    (ii) been a party to a civil proceeding
                                    of a judicial or administrative body of
                                    competent jurisdiction and as a result
                                    of such proceeding has been or is
                                    subject to a judgment, decree or final
                                    order enjoining future violations of,
                                    or prohibiting activities subject to,
                                    federal or state securities laws or
                                    finding any violation of such laws.

    Item 3.   Past Contacts,
              Transactions or
              Negotiations.

         (a)-(b)  . . . . . . . .   SUMMARY(a); BACKGROUND ON THE
                                    TRANSACTION(a); CHRISTIANA'S REASONS
                                    FOR THE TRANSACTION(a); OPINIONS OF
                                    FINANCIAL ADVISORS - Prudential
                                    Securities Opinion--American Appraisal
                                    Opinion; ANCILLARY TRANSACTIONS(a); THE
                                    MERGER(a); INTERESTS OF CERTAIN PERSONS
                                    IN THE TRANSACTION(a); PRO FORMA
                                    CONDENSED CONSOLIDATED FINANCIAL
                                    STATEMENTS(a); NOTES TO PRO FORMA
                                    CONDENSED CONSOLIDATED FINANCIAL
                                    STATEMENTS(a); DESCRIPTION OF
                                    CHRISTIANA - Certain Relationships and
                                    Related Transactions(a); STOCK
                                    OWNERSHIP AND CERTAIN BENEFICIAL
                                    OWNERS(a); COVER PAGE OF C2
                                    PROSPECTUS(b); PROSPECTUS SUMMARY(b);
                                    RISK FACTORS(b); SUMMARY OF CERTAIN
                                    TERMS OF THE MERGER(b); PRO FORMA
                                    SUMMARY COMBINED BALANCE SHEET(b); PRO
                                    FORMA SUMMARY COMBINED STATEMENTS OF
                                    INCOME(b); BUSINESS(b); THE PURCHASE
                                    AGREEMENT(b); THE OFFERING(b); CERTAIN
                                    TRANSACTIONS(b); PRINCIPAL
                                    SHAREHOLDERS(b).

     Item 4.  Terms of the
              Transaction.

         (a)  . . . . . . . . . .   SUMMARY(a); GENERAL INFORMATION ABOUT
                                    THE MEETINGS(a); BACKGROUND OF THE
                                    TRANSACTION(a); CHRISTIANA's REASONS
                                    FOR THE TRANSACTION(a); ANCILLARY
                                    TRANSACTIONS(a); THE MERGER(a);
                                    MATERIAL FEDERAL INCOME TAX
                                    CONSIDERATIONS(a); PROSPECTUS
                                    SUMMARY(b); SUMMARY OF CERTAIN TERMS OF
                                    THE MERGER(b); THE PURCHASE
                                    AGREEMENT(b); THE OPERATING
                                    AGREEMENT(b); THE OFFERING(b).

         (b)  . . . . . . . . . .   ANCILLARY TRANSACTIONS(a); THE
                                    MERGER(a); INTERESTS OF CERTAIN PERSONS
                                    IN THE TRANSACTION(a); PROSPECTUS
                                    SUMMARY(b); THE OFFERING(b); CERTAIN
                                    TRANSACTIONS(b).

    Item 5.   Plans or Proposals
              of the Issuer or
              Affiliate.

         (a)-(b); (e) . . . . . .   EVI'S REASONS FOR THE TRANSACTION(a);
                                    THE MERGER(a); ORGANIZATION OF EVI AND
                                    CHRISTIANA BEFORE AND AFTER THE
                                    TRANSACTION(a); ANCILLARY
                                    TRANSACTIONS(a); THE PURCHASE
                                    AGREEMENT(b); BUSINESS(b);
                                    MANAGEMENT(b)

         (c)  . . . . . . . . . .   THE MERGER - Terms of the Merger -
                                    General Description of the Merger -
                                    Management Following Merger(a).

         (d)  . . . . . . . . . .   THE MERGER -  General Description of
                                    the Merger(a).

         (f)-(g)  . . . . . . . .   The Merger will result in Christiana
                                    Common Stock becoming eligible for
                                    termination of registration pursuant to
                                    Section 12(g)(4) of the Exchange Act
                                    and the suspension of Christiana's
                                    obligation to file reports pursuant to
                                    Section 15(d) of the Exchange Act.

    Item 6.   Sources and Amount
              of Funds or Other
              Consideration.

         (a)  . . . . . . . . . .   SUMMARY - The Merger(a); THE MERGER -
                                    Terms of the Merger(a); ANCILLARY
                                    TRANSACTIONS(a).

         (b)  . . . . . . . . . .   SUMMARY(a); PART II - ITEM 13
                                    INFORMATION NOT REQUIRED IN
                                    PROSPECTUS(b); OPINIONS OF FINANCIAL
                                    ADVISORS(a).

         (c)-(d)  . . . . . . . .   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                    FINANCIAL CONDITION AND RESULTS OF
                                    OPERATIONS - Description of Credit
                                    Agreement(b).

    Item 7.   Purpose(s),
              Alternatives,
              Reasons and Effects.

         (a)  . . . . . . . . . .   CHRISTIANA'S REASONS FOR THE
                                    TRANSACTION(a).

         (b)  . . . . . . . . . .   BACKGROUND OF THE TRANSACTION(a).

         (c)  . . . . . . . . . .   BACKGROUND OF THE TRANSACTION(a);
                                    CHRISTIANA'S REASONS FOR THE
                                    TRANSACTION(a).

         (d)  . . . . . . . . . .   SUMMARY - The Merger(a); ANCILLARY
                                    TRANSACTIONS (a); THE MERGER(a); RISK
                                    FACTORS - Assumed Liabilities and
                                    Indemnification Obligations of the
                                    Company and TLC(b); RISK FACTORS -
                                    Deficit of Earnings to Fixed
                                    Charges(b); BUSINESS(b); THE
                                    OFFERING(b).

    Item 8.   Fairness of the
              Transaction.

         (a)-(b)  . . . . . . . .   BACKGROUND OF THE TRANSACTION(a);
                                    CHRISTIANA'S REASONS FOR THE
                                    TRANSACTION(a).

         (c)  . . . . . . . . . .   GENERAL INFORMATION ABOUT THE
                                    MEETINGS(a).

         (d)  . . . . . . . . . .   BACKGROUND OF THE TRANSACTION(a)

         (e)  . . . . . . . . . .   BACKGROUND OF THE TRANSACTION(a)

         (f)  . . . . . . . . . .   Not applicable.

    Item 9.  Reports, opinions,
             Appraisals and Certain
             Negotiations.

               (a)-(c)  . . . . .   OPINIONS OF FINANCIAL ADVISORS(a);
                                    BACKGROUND OF THE TRANSACTION(a); The
                                    opinions of Prudential Securities
                                    Incorporated and American Appraisal
                                    Associates, Inc. will be made available
                                    for inspection and copying at the
                                    principal executive offices of the
                                    Company during regular business hours
                                    by any interested equity security
                                    holder of Christiana or his or her
                                    representative which has been so
                                    designated in writing.

    Item 10. Interest in
             Securities of the Issuer.

         (a)  . . . . . . . . . .   STOCK OWNERSHIP AND CERTAIN BENEFICIAL
                                    OWNERS(a).

         (b)  . . . . . . . . . .   Not applicable

    Item 11. Contracts, Arrangements
             or Understandings with
             Respect to the Issuer's
             Securities . . . . .   THE MERGER(a); GENERAL INFORMATION
                                    ABOUT THE MEETING(a); THE OFFERING(b).

    Item 12. Present Intention and
             Recommendation of
             Certain Persons with
             Regard to the Transaction.

         (a)  . . . . . . . . . .   GENERAL INFORMATION ABOUT THE
                                    MEETING(a).

         (b)  . . . . . . . . . .   BACKGROUND OF THE TRANSACTION(a);
                                    CHRISTIANA'S REASONS FOR THE
                                    TRANSACTION(a).



    Item 13. Other Provisions of
             the Transaction.

         (a)  . . . . . . . . . .   THE MERGER(a)

         (b)-(c)  . . . . . . . .   Not applicable


    14.  Financial Information.

               (a)  . . . . . . .   CHRISTIANA'S CONSOLIDATED FINANCIAL
                                    STATEMENTS(a); CHRISTIANA CONSOLIDATED
                                    FINANCIAL STATEMENTS(a); The Company's
                                    ratio of earnings to fixed charges for
                                    its fiscal years ended June 30, 1996
                                    and June 30, 1997 and for the six
                                    months ended December 31, 1997 was
                                    1.10x, 1.84x and 1.19x, respectively.
                                    The Company's book value per share on
                                    June 30, 1997 and as of December 31,
                                    1997 was $14.03 and $14.52,
                                    respectively.

               (b)  . . . . . . .   Not applicable.


    Item 15. Persons and Assets
             Employed, Retained or
             Utilized.

         (a)  . . . . . . . . . .   MANAGEMENT(b).

         (b)  . . . . . . . . . .   Not applicable.



    Item 16. Additional
    Information . . . . . . . . .   Not applicable.


    Item 17.  Material to be Filed
    as Exhibits.

                 (a)  . . . . . .   Form of Credit Agreement, by and among
                                    Logistic, Firstar Bank of Milwaukee,
                                    N.A., individually and as agent, and
                                    the lenders that are a party thereto
                                    (incorporated by reference to Exhibit
                                    10 to the Registration Statement (Reg.
                                    No. 333-46027)).

                 (b)(1) . . . . .   Prudential Securities Opinion
                                    (incorporated by reference to Appendix
                                    E to Schedule 14A (File No. 1-3846)).
                 (b)(2) . . . . .   American Appraisal Opinion
                                    (incorporated by reference to Annex G
                                    to Schedule 14A (File No. 1-3846)).

                 (c)(1) . . . . .   Agreement and Plan of Merger, dated as
                                    of December 12, 1997, by and among EVI,
                                    Sub, the Company and C2 (incorporated
                                    by reference to Appendix A of Schedule
                                    14A (File No. 13846)).

                 (c)(2) . . . . .   Purchase Agreement, dated December 12,
                                    1997, by and among EVI, Logistic, the
                                    Company and C2 (incorporated by
                                    reference to Appendix B to Schedule 14A
                                    (File No. 1-3846)).

                 (c)(3) . . . . .   Amended and Restated Operating
                                    Agreement, by and among C2 and
                                    Christiana (incorporated by reference
                                    to Appendix C to Schedule 14A (File No.
                                    1-3846)).

                 (d)(1) . . . . .   Amendment No. 2 to Registration
                                    Statement (of which the C2 Prospectus
                                    is a part) (Reg. No. 333-46027).

                 (d)(2) . . . . .   Amendment No. 2 to Schedule 14A (of
                                    which the Joint Proxy
                                    Statement/Prospectus of the Company and
                                    EVI is a part) (File No. 1-3846).

                 (d)(3) . . . . .   Form of Letter of Transmittal
                                    (incorporated by reference to Exhibit
                                    4.4 to Registration Statement (Reg. No.
                                    333-46027)).

                 (e)  . . . . . .   Dissenters' rights provisions of the
                                    Wisconsin Business Corporation Law
                                    (incorporated by reference to Appendix
                                    H of Schedule 14A (File No. 1-3846)).

                 (f)  . . . . . .   Not applicable

   __________________________
   (a)  Schedule 14A Reference
   (b)  C2 Registration Statement Reference


   ITEM 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

        (a) The name of the issuer is CHRISTIANA COMPANIES, INC., a Wisconsin corporation (the "Company"). The address of its principal executive offices is 700 North Water Street, Suite 1200, Milwaukee, Wisconsin 53202.

        (b) The class of equity securities to which this Schedule 13E-3 relates is the Common Stock, par value $1.00 per share, of the Company. The amount of such class outstanding as of April 23, 1998 is 5,149,330. The approximate number of holders of record of such class as of April 23, 1998 is 920.

        (c) and (d) Reference is hereby made to the information set forth in the sections entitled "SUMMARY - Price Range of Common Stock" and "PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY" of the Schedule 14A, which is incorporated herein by reference.

        (e) Reference is hereby made to the information set forth in the section entitled "SUMMARY - Ancillary Transactions" of the Schedule 14A and on the Cover Page and under the sections entitled "SUMMARY" and "THE OFFERING" of the C2 Registration Statement, both of which are incorporated herein by reference.

        (f) Since the commencement of the Company's second full fiscal year preceding the date of this Schedule (i) the Company has not purchased any of its own securities and (ii) Sheldon B. Lubar purchased 2,500 shares of Company Common Stock on September 9, 1996 for $21.350 per share and 2,000 shares of Company Common Stock on September 19, 1996 for $22.250 per share. Sheldon B. Lubar is the sole shareholder of C2. Mr. Lubar acquired his 25 shares of C2 on December 11, 1997 for $4.00 per share.

   ITEM 2.   IDENTITY AND BACKGROUND.

        (a)-(d) and (g)  This Schedule 13E-3 is being filed by C2 and Sheldon
   B. Lubar. Reference is hereby made to the information set forth in the sections entitled "PROSPECTUS SUMMARY" and "MANAGEMENT" of the C2 Registration Statement and the section entitled "STOCK OWNERSHIP AND CERTAIN BENEFICIAL OWNERS-Christiana" in the Schedule 14A, both of which are incorporated herein by reference. Sheldon B. Lubar is a United States citizen.

        (e) and (f) None of the persons or entities with respect to whom information is required by this item was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding of any violation of such laws.

   ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

        (a) and (b) Reference is hereby made to the information set forth in the sections entitled "SUMMARY," "BACKGROUND ON THE TRANSACTION," "CHRISTIANA'S REASONS FOR THE TRANSACTION," "OPINIONS OF FINANCIAL ADVISORS - Prudential Securities Opinion--American Appraisal Opinion," "ANCILLARY TRANSACTIONS," "THE MERGER," "INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION," "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS," "NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS," DESCRIPTION OF CHRISTIANA - Certain Relationships and Related Transactions," and "STOCK OWNERSHIP AND CERTAIN BENEFICIAL OWNERS" of the
   Schedule 14A and the Cover Page and the sections entitled "PROSPECTUS SUMMARY," "RISK FACTORS," "SUMMARY OF CERTAIN TERMS OF THE MERGER," PRO FORMA SUMMARY COMBINED BALANCE SHEET," "PRO FORMA SUMMARY COMBINED STATEMENTS OF INCOME," "BUSINESS," "THE PURCHASE AGREEMENT," "THE OFFERING," "CERTAIN TRANSACTIONS," and "PRINCIPAL SHAREHOLDERS" in the C2 Registration Statement, both of which are incorporated herein by reference.

   ITEM 4.   TERMS OF THE TRANSACTION.

        (a) Reference is hereby made to the information set forth in the sections entitled "SUMMARY," "GENERAL INFORMATION ABOUT THE MEETINGS," "BACKGROUND OF THE TRANSACTION," "CHRISTIANA's REASONS FOR THE TRANSACTION." "ANCILLARY TRANSACTIONS," "THE MERGER," and "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS" of the Schedule 14A and the sections entitled "PROSPECTUS SUMMARY," "SUMMARY OF CERTAIN TERMS OF THE MERGER," THE PURCHASE AGREEMENT," "THE OPERATING AGREEMENT," and "THE OFFERING" of the C2 Registration Statement, both of which are incorporated herein by reference.

        (b) Reference is hereby made to the information set forth in the sections entitled "ANCILLARY TRANSACTIONS," "THE MERGER," and "INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION" of the Schedule 14A and the sections entitled "PROSPECTUS SUMMARY," "THE OFFERING" AND "CERTAIN TRANSACTIONS" of the C2 Registration Statement, both of which are incorporated herein by reference.

   ITEM 5.   PLANS OF PROPOSALS OF THE ISSUER OR AFFILIATE.

        (a), (b) and (e) Reference is hereby made to the information set forth in the sections entitled "EVI'S REASONS FOR THE TRANSACTION," "THE MERGER," "ORGANIZATION OF EVI AND CHRISTIANA BEFORE AND AFTER THE TRANSACTION," and "ANCILLARY TRANSACTIONS" in the Schedule 14A and sections "THE PURCHASE AGREEMENT," "BUSINESS" and "MANAGEMENT" of the C2 registration Statement, both of which are incorporated herein by reference. Except as set forth in the Schedule 14A of the C2 Registration Statement, neither C2 nor Sheldon B. Lubar have any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Company or any class of its equity securities.

        (c) Reference is hereby made to the information set forth in the sections entitled "THE MERGER - Terms of the Merger - General Description of the Merger - Management Following Merger" of the Schedule 14A which is incorporated herein by reference.

        (d) Reference is hereby made to the information set forth in the section entitled "THE MERGER - General Description of the Merger of the
   Schedule 14A" which is incorporated herein by reference.

        (f) and (g) The Merger will result in Company Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act and the suspension of Company's obligations to file reports pursuant to Section 15(d) of the Exchange Act.

   ITEM 6.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

        (a) Reference is hereby made to the information set forth in the sections entitled "SUMMARY - The Merger," "THE MERGER - Terms of the Merger," and "ANCILLARY TRANSACTIONS" of the Schedule 14A, which is incorporated herein by reference.

        (b) Reference is hereby made to the section entitled "OPINIONS OF FINANCIAL ADVISORS" of the Schedule 14A, which is incorporated herein by reference.

        (c)-(d)  Reference is hereby made to the section entitled
   "MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Description of Credit Agreement" in the C2 Registration Statement, which is incorporated herein by reference.

   ITEM 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

        (a) Reference is hereby made to the information set forth in the section entitled "CHRISTIANA'S REASONS FOR THE MERGER" of Schedule 14A, which is incorporated herein by reference.

        (b) Reference is hereby made to the section entitled "BACKGROUND OF THE TRANSACTION" of the Schedule 14A, which is incorporated herein by reference.

        (c) Reference is hereby made to the sections entitled "BACKGROUND OF THE TRANSACTION" and "CHRISTIANA'S REASONS FOR THE TRANSACTION" of the
   Schedule 14A, which is incorporated herein by reference.

        (d) Reference is hereby made to the information set forth in the sections entitled "SUMMARY - The Merger," "ANCILLARY TRANSACTIONS" and "THE MERGER" of the Schedule 14A and the sections entitled "RISK FACTORS - Assumed Liabilities and Indemnification Obligations of the Company and TLC," "RISK FACTORS - Deficit of Earnings to Fixed Charges," "BUSINESS" and "THE OFFERING" of the C2 Registration Statement, both of which are incorporated herein by reference.

   ITEM 8.   FAIRNESS OF THE TRANSACTION.

        (a)-(b) Reference is hereby made to the information set forth in the sections entitled "BACKGROUND OF THE TRANSACTION" and "CHRISTIANA'S REASONS FOR THE TRANSACTION" of the Schedule 14A, which is incorporated herein by reference.

        (c) Reference is hereby made to the information set forth in the section entitled "GENERAL INFORMATION ABOUT THE MEETINGS" of the Schedule 14A, which is incorporated herein by reference.

        (d)-(e) Reference is hereby made to the section entitled "BACKGROUND OF THE TRANSACTION" of the Schedule 14A, which is incorporated herein by reference.

        (f)  No such offer has been received.

   ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

        (a)-(c) Reference is hereby made to the information set forth in the sections entitled "OPINIONS OF FINANCIAL ADVISORS" and "BACKGROUND OF THE TRANSACTION" of the Schedule 14A, which is incorporated herein by reference. The opinions of Prudential Securities Incorporated and American Appraisal Associates, Inc. will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested equity security holder of Christiana or his or her representative which has been so designated in writing.

   ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) and (b) Reference is hereby made to the information set forth in the section entitled "STOCK OWNERSHIP AND CERTAIN BENEFICIAL OWNERS" of the Schedule 14A, which is incorporated herein by reference.

   ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

        Reference is hereby made to the information set forth in the sections entitled "THE MERGER" and "GENERAL INFORMATION ABOUT THE MEETINGS" of the
   Schedule 14A and the section entitled "THE OFFERING" of the C2
   Registration Statement both of which are incorporated herein by reference.

   ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

        (a) Reference is hereby made to the information set forth in the section entitled "GENERAL INFORMATION ABOUT THE MEETING" of the Schedule 14A, which is incorporated herein by reference.

        (b) Reference is hereby made to the information set forth in the sections entitled "BACKGROUND OF THE TRANSACTION" and "CHRISTIANA'S REASONS FOR THE TRANSACTION" of the Schedule 14A, which is incorporated herein by reference.

   ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

        (a) Reference is hereby made to the information set forth in the section entitled "THE MERGER" of the Schedule 14A, which is incorporated herein by reference.

        (b)  None.

        (c)  Not applicable.

   ITEM 14.  FINANCIAL INFORMATION.

        (a) Reference is hereby made to the information set forth in the sections entitled "CHRISTIANA'S CONSOLIDATED FINANCIAL STATEMENTS" and "CHRISTIANA CONSOLIDATED FINANCIAL STATEMENTS" to the Schedule 14A, which is incorporated herein by reference. The Company's ratio of earnings to fixed charges for its fiscal years ended June 30, 1996 and June 30, 1997 and for the six months ended December 31, 1997 was 1.10x, 1.84x and 1.19x, respectively. The Company's book value per share on June 30, 1997 and as of December 31, 1997 was $14.03 and $14.52, respectively.

        (b) The information requested herein is not material since, following the Merger, the Company will be a wholly-owned subsidiary of EVI with no operations. In addition, the Merger will result in shares of Company Common Stock being automatically converted into the consideration described above in this Schedule 13E-3 under the heading "Introduction."

   ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

        (a) Reference is hereby made to the section entitled "MANAGEMENT" of the C2 Registration Statement, which is incorporated by reference herein.

        (b)  Not applicable.

   ITEM 16.  ADDITIONAL INFORMATION.

        Reference is hereby made to the entire text of the Schedule 14A and the C2 Registration Statement both of which are incorporated herein by reference.

   ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.


   (a)      --    Form of Credit Agreement, by and among Logistic, Firstar
                  Bank of Milwaukee, N.A. individually and as agent, and the lenders that are a party thereto (incorporated by reference to Exhibit 10 to the Registration Statement (Reg. No. 1-
                  3846)).

   (b)(1)   --    Prudential Securities Opinion (incorporated by reference to
                  Appendix E to Schedule 14A (file No. 1-3846)).

   (b)(2)   --    American Appraisal Opinion (incorporated by reference to
                  Annex G to Schedule 14A (File No. 1-3846)).

   (c)(1)   --    Agreement and Plan of Merger, dated as of December 12,
                  1997, by and among EVI, Sub, the Company and C2
                  (incorporated by reference to Appendix A of Schedule 14A
                  (File No. 1-3846))

   (c)(2)   --    Purchase Agreement, dated December 12, 1997, by and among
                  EVI, Logistic, the Company and C2 (incorporated by reference to Appendix B to Schedule 14A (File No. 1-
                  3846)).

   (c)(3)   --    Amended and Restated Operating Agreement,l by and among C2 and Christiana (incorporated by reference to Appendix C to Schedule 14A (File No. 1-3846)).

   (d)(1)   --    Amendment No. 2 to Registration Statement (of which the C2
                  Prospectus is a part) (File No. 1-3846).

   (d)(2)   --    AMENDMENT NO. 2 TO SCHEDULE 14a (of which the Joint Proxy
                  Statement/Prospectus of the Company and EVI is a part)
                  (File No. 1-3846).

   (d)(3)   --    Form of Letter or Transmittal (incorporated by reference to
                  Exhibit 4.4 to Registration Statement (Reg. No. 333-
                  46027)).

   (e)      --    Dissenters' rights provisions of the Wisconsin Business
                  Corporation Law (incorporated by reference to Appendix H of
                  Schedule 14A (File No. 1-3846)).

   (f)      --    Not applicable

                                    SIGNATURE


       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:   April 24, 1998


                            C2, INC.


                            By:  /s/ William T. Donovan
                                      William T. Donovan
                                      Chairman


                            By:  /s/ Sheldon B. Lubar
                                      Sheldon B. Lubar

                                EXHIBIT INDEX

                                                             Sequentially
                                                               Numbered
    Exhibit Number and Description                              Page


    (a)      --  Form of Credit Agreement, by and among
                 Logistic, Firstar Bank of Milwaukee, N.A.
                 individually and as agent, and the
                 lenders that are a party thereto
                 (incorporated by reference to Exhibit 10 to the Registration Statement (Reg. No.
                 1-3846)).

    (b)(1)   --  Prudential Securities Opinion
                 (incorporated by reference to Appendix E to Schedule 14A (file No. 1-3846)).

    (b)(2)   --  American Appraisal Opinion (incorporated
                 by reference to Annex G to Schedule 14A
                 (File No. 1-3846)).
    (c)(1)   --  Agreement and Plan of Merger, dated as of
                 December 12, 1997, by and among EVI, Sub, the Company and C2 (incorporated by reference to Appendix A of Schedule 14A
                 (File No. 1-3846))

    (c)(2)   --  Purchase Agreement, dated December 12,
                 1997, by and among EVI, Logistic, the
                 Company and C2 (incorporated by reference to Appendix B to Schedule 14A (File No.
                 1-3846)).

    (c)(3)   --  Amended and Restated Operating
                 Agreement,l by and among C2 and
                 Christiana (incorporated by reference to
                 Appendix C to Schedule 14A (File No. 1-
                 3846)).

    (d)(1)   --  Amendment No. 2 to Registration Statement
                 (of which the C2 Prospectus is a part)
                 (File No. 1-3846).

    (d)(2)   --  AMENDMENT NO. 2 TO SCHEDULE 14a (of which
                 the Joint Proxy Statement/Prospectus of
                 the Company and EVI is a part) (File No.
                 1-3846).

    (d)(3)   --  Form of Letter or Transmittal
                 (incorporated by reference to Exhibit 4.4 to Registration Statement (Reg. No. 333-
                 46027)).

    (e)      --  Dissenters' rights provisions of the
                 Wisconsin Business Corporation Law
                 (incorporated by reference to Appendix H of Schedule 14A (File No. 1-3846)).

    (f)      --  Not applicable